Correspondence

Certiplex Corporation

663 Rancho Santa Fe Rd Suite 628

San Marcos, CA 92078

Telephone: 800-456-6211

www.Certiplex.com

wbcertiplex@gmail.com

June 25, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Rucha Pandit Lilyanna Peyser

RE:	Certiplex Corporation Amendment No.3 to Registration Statement on Form S-1 Filed March 7, 2024 File No. 333-274531

Dear Ms. Pandit and Ms. Peyser:

We are hereby responding to the letter dated March 28, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s S-1\A Registration Statement Filed December 15, 2023, File No. 333-274531.

For ease of reference, the text of the Staff’s comment is included in boldface type below, followed by the Company’s response.

Financial Statements, page 36

3. Please update your financial statements to include the fiscal year ended December 31, 2023 pursuant to Rule 8-08 of Regulation S-X.

RESPONSE:

We have responded to all comments per the staff's letter with the exception of the 12-31-23 audited financial statements and the 3-31-24 unaudited financial statements which have been added to the S-1/A5 registration statement.

Sincerely,

/s/ Varton Berian

President, Certiplex Corp.